UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-102]

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Communication Intelligence Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20338K106

(CUSIP Number)

Andrea Goren	Jonathan J. Russo, Esq.
Phoenix Venture Fund LLC	Pillsbury Winthrop Shaw
110 East 59th Street	Pittman LLP
Suite 1901	1540 Broadway
New York, New York 10022	New York, New York 10036
(212) 759-1909	(212) 858-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20338K106

1.	Names of Reporting Persons Phoenix Venture Fund LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 68,666,666

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 68,666,666

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,666,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.2%

14.	Type of Reporting Person (See Instructions) OO

2

CUSIP No. 20338K106

1.	Names of Reporting Persons SG Phoenix Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 68,666,666 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 68,666,666 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,666,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.2%

14.	Type of Reporting Person (See Instructions) OO

(1)	Owned directly by Phoenix Venture Fund LLC (“Phoenix”). SG Phoenix Ventures LLC (“SGPV”) is the managing member of Phoenix.

3

CUSIP No. 20338K106

1.	Names of Reporting Persons Philip S. Sassower

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 72,614,583 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 72,614,583 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,614,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.2%

14.	Type of Reporting Person (See Instructions) IN

(2)

Includes 68,666,666 shares owned directly by Phoenix and 3,947,917 shares owned directly by SG Phoenix LLC (“SG Phoenix”).  Mr. Sassower is the co-manager of SGPV, the managing member of Phoenix.  Mr. Sassower and Mr. Goren have voting and dispositive power over SG Phoenix.  Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix, except to the extent of his pecuniary interest, if any, in such securities.

4

CUSIP No. 20338K106

1.	Names of Reporting Persons Andrea Goren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000

	8.	Shared Voting Power 72,614,583 (3)

	9.	Sole Dispositive Power 10,000

	10.	Shared Dispositive Power 72,614,583 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,624,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.2%

14.	Type of Reporting Person (See Instructions) IN

(3)

Includes 68,666,666 shares owned directly by Phoenix and 3,947,917 shares owned directly by SG Phoenix.  Mr. Goren is the co-manager of SGPV, the managing member of Phoenix.  Mr. Goren and Mr. Sassower have voting and dispositive power over SG Phoenix.  Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix, except to the extent of his pecuniary interest, if any, in such securities.

5

This Amendment No. 2 (the “Statement”) filed by Phoenix, SGPV, Philip S. Sassower and Andrea Goren (the “Reporting Persons”), amends and supplements Items 3, 4, 6 and 7 and amends and restates Item 5 of Schedule 13D originally filed by the Reporting Persons on October 15, 2007 and amended by Amendment No. 1 on June 17, 2008.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to include the following:

As described in the Issuer’s Current Report on Form 8-K dated May 28, 2009 as  filed with the SEC on June 3, 2009, the Issuer entered into a Credit Agreement (the “Credit Agreement”) with Phoenix Venture Fund LLC (“Phoenix”), Michael Engmann and Ron Goodman, as lenders, and SG Phoenix LLC (“SG Phoenix”), as collateral agent, on June 5, 2008 in connection with a secured loan transaction pursuant to which Phoenix loaned $3 million to the Issuer. In partial consideration for the loan, the Issuer issued to Phoenix a warrant to purchase up to 20,214,285 shares of Common Stock.  On May 28, 2009, the Issuer entered into a new financing transaction pursuant to the terms and provisions of Amendment No. 1 to Credit Agreement (“Amendment No. 1”), dated as of May 28, 2009, by and among the Issuer and Phoenix, certain additional lenders and SG Phoenix, as collateral agent, whereby, among other things, the maturity date of the $3 million loan made to the Issuer was extended and the warrant to purchase up to 20,214,285 shares of Common Stock was amended to extend the expiration period of the warrant to June 30, 2012, reduce the exercise price of the warrant from $0.14 to $0.06 per share, and increase the number of shares of Common Stock that can be purchased upon exercise of the warrant to 47,166,666.  20,214,285 shares of Common Stock issuable under the warrant are exercisable beginning on May 28, 2009 and the remaining 26,952,381 shares of Common Stock issuable under the warrant are exercisable after the Issuer obtains stockholder approval to increase the number of authorized shares of Common Stock sufficient to allow exercise of such warrant.  The warrant is exercisable until June 30, 2012.  The Issuer is seeking stockholder approval of such increase at its annual meeting of stockholders to be held on June 30, 2009.

SGPV is the managing member of Phoenix, and Mr. Sassower and Mr. Goren are the co-managers of SGPV. As such, each of Phoenix, Mr. Sassower and Mr. Goren may be deemed to be beneficial owners of the Common Stock issuable upon exercise of the warrant issued to Phoenix.  In addition, Philip. S. Sassower and Andrea Goren have voting and dispositive power over SG Phoenix, which acquired a warrant to purchase 3,947,917 shares of Common Stock in partial consideration for its administrative services in connection with Amendment No. 1.  This filing shall not be deemed as an admission by any such person that such person is, for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement. Each such person disclaims beneficial ownership of the reported securities except to the extent of such person’s pecuniary interest, if any, therein.

Item 4.         Purpose of Transaction

Item 4 is hereby amended and supplemented to include the following:

See Item 3, which is hereby incorporated by reference, for a discussion of how the equity securities of the Issuer to which this Statement relates were acquired.

Except as set forth in this Statement, Phoenix does not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SGPV is the managing member of Phoenix. Mr. Sassower and Mr. Goren are the co-managers of SGPV. Each of SGPV, Mr. Sassower and Mr. Goren disclaim any beneficial ownership of the equity securities to which this Statement relates, except to the extent of such person’s pecuniary interest, if any, therein.

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)  Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 68,666,666 shares of Common Stock representing approximately 36.2% of the outstanding shares of Common Stock.

6

SGPV, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 68,666,666 shares of Common Stock representing approximately 36.2% of the outstanding shares of Common Stock.  SGPV is the managing member of Phoenix.  SGPV disclaims any beneficial ownership of the 68,666,666 shares of Common Stock held by Phoenix, except to the extent of its pecuniary interest, if any, in such shares.

Mr. Sassower, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 72,614,583 shares of Common Stock representing approximately 38.2% of the outstanding shares of Common Stock.  Mr. Sassower is the co-manager of SGPV, the managing member of Phoenix, and a member of SG Phoenix.  Mr. Sassower disclaims any beneficial ownership of the 68,666,666 shares of Common Stock held by Phoenix and the 3,947,917 shares of Common Stock held by SG Phoenix, except to the extent of his pecuniary interest, if any, in such shares.

Mr. Goren, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 72,624,583 shares of Common Stock representing approximately 38.2% of the outstanding shares of Common Stock.  Mr. Goren is the co-manager of SGPV, the managing member of Phoenix, and a member of SG Phoenix.  Mr. Goren disclaims any beneficial ownership of the 68,666,666 shares of Common Stock held by Phoenix and the 3,947,917 shares of Common Stock held by SG Phoenix, except to the extent of his pecuniary interest, if any, in such shares.

(b)  Phoenix has the sole power to vote and the sole power to dispose of 68,666,666 shares of Common Stock.

SGPV has the sole power to vote and the sole power to dispose of 0 shares of Common Stock and has the shared power to vote and the shared power to dispose of 68,666,666 shares of Common Stock.

Mr. Sassower has the sole power to vote and the sole power to dispose of 0 shares of Common Stock and has the shared power to vote and the shared power to dispose of 72,614,583 shares of Common Stock.

Mr. Goren has the sole power to vote and the sole power to dispose of 10,000 shares of Common Stock and has the shared power to vote and the shared power to dispose of 72,614,583 shares of Common Stock.

(c)  See the information with respect to the acquisition by Phoenix, as set forth in Item 3, which is hereby incorporated by reference.

(d)  Not applicable.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Phoenix is party to the following agreements with respect to securities of the Issuer:

1.                                       Amendment No. 1 to the Registration Rights Agreement with the Issuer and certain investors party thereto, dated as of May 28, 2009, pursuant to which the Issuer has agreed to register the Common Stock underlying the warrants acquired by Phoenix and certain other investors on May 28, 2009 as described in Item 3.

Item 7.         Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit E — Amendment No. 1 to Credit Agreement, dated as of May, 28, 2009, among the Issuer, as borrower, Phoenix, Michael Engmann, Ron Goodman, Kendu Partners, and MDNH Partners, as lenders, and SG Phoenix LLC, as collateral agent.

Exhibit F — Amendment No. 1 to the Registration Rights Agreement, among the Issuer, as borrower, Phoenix, Michael Engmann, Ron Goodman, Kendu Partners, and MDNH Partners, as lenders, and SG Phoenix LLC, as collateral agent.

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 8, 2009
PHOENIX VENTURE FUND LLC

By: SG Phoenix Ventures LLC, its Managing Member

	By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Managing Member

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 8, 2009
SG PHOENIX VENTURES LLC

	By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Managing Member

9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:      June 8, 2009

/s/ Philip S. Sassower
Philip S. Sassower

10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:      June 8, 2009

/s/ Andrea Goren
Andrea Goren

11

EXHIBIT E

Amendment No. 1 to Credit Agreement

EXECUTION VERSION

AMENDMENT NO. 1

TO CREDIT AGREEMENT

dated as of May 28, 2009

by and among

COMMUNICATION INTELLIGENCE CORPORATION,
as Borrower,

LENDERS AND ADDITIONAL LENDERS PARTIES HERETO,

and

SG PHOENIX LLC,

as Collateral Agent

This AMENDMENT NO. 1 TO CREDIT AGREEMENT in entered into as of May 28, 2009 (this “Amendment Agreement”) by and among COMMUNICATION INTELLIGENCE CORPORATION, a Delaware corporation having an address at 275 Shoreline Drive, Suite 500, Redwood Shores, California 94065 (together with its successors, the “Borrower”), PHOENIX VENTURE FUND LLC, a Delaware limited liability company having an address at 110 East 59th Street, Suite 1901, New York, New York 10022 (“Phoenix”), MICHAEL ENGMANN, an individual having an address at 38 San Fernando Way, San Francisco, California 94127 (“Engmann”), those additional lenders listed on the signature pages hereto(such additional lenders, collectively, the “Additional Lenders”, and each such additional lender, individually, an “Additional Lender”; the Additional Lenders and the Existing Lenders are herein collectively referred to as the “Lenders”), and SG PHOENIX LLC, as collateral agent (the “Collateral Agent”).

R E C I T A L S:

WHEREAS, the Borrower, Phoenix, Engmann and Ronald Goodman, an individual having an address at 31 Tierra Verde Court, Walnut Creek, California 94598 (“Goodman”, and Phoenix, Engmann and Goodman, collectively, the “Existing Lenders”), and the Collateral Agent are parties to, among other documents, (a) the Credit Agreement (the “Original Credit Agreement”), dated as of June 5, 2008 (the “Closing Date”), pursuant to which the Existing Lenders extended loans to the Borrower in the aggregate principal amount of $3,637,500, and (b) the Pledge and Security Agreement, dated as of June 5, 2008 (the “Pledge and Security Agreement”), pursuant to which the Borrower secured all of its Obligations under the Loan Documents by granting to the Collateral Agent, for the benefit of the Existing Lenders, a first-priority Security Interest in and Lien upon the Collateral, including the Pledged Stock (as defined in the Pledge and Security Agreement);

WHEREAS, the Borrower, Phoenix, Engmann and the Collateral Agent desire to amend the Original Credit Agreement to, among other things, allow for additional loans in the aggregate principal amount of $1,100,000 to be extended to the Borrower by Phoenix, Engmann and the Additional Lenders listed on the signature pages hereto;

WHEREAS, Section 8.8 of the Original Credit Agreement provides that amendments to the Loan Documents, including the Original Credit Agreement, may only become effective with the written concurrence of the Majority Lenders, and, that, upon execution by the Majority Lenders and the Borrower of such amendments, such amendments shall be binding on the Borrower and all Lenders;

WHEREAS, Phoenix and Engmann constitute the “Majority Lenders” under the Original Credit Agreement by holding Obligations that exceed 50% of the Obligations outstanding under the Original Credit Agreement; and

WHEREAS, the Additional Lenders desire to become parties to the Original Credit Agreement, as amended by this Amendment Agreement.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties do hereby agree, as follows:

SECTION 1.         DEFINITIONS IN THIS AMENDMENT AGREEMENT

Except as otherwise defined in this Amendment Agreement (including the preamble and the recitals hereof), capitalized terms are used herein with the meanings ascribed to such terms in the Original Credit Agreement.

SECTION 2.        CONSENT OF MAJORITY LENDERS TO AMENDMENTS TO ORIGINAL CREDIT AGREEMENT

Phoenix and Engmann, as the Majority Lenders, hereby consent to the amendments to the Original Credit Agreement contained in this Amendment Agreement, such consent to be evidenced by the execution of this Amendment Agreement by Phoenix and Engmann.

SECTION 3.        AMENDMENTS TO ORIGINAL CREDIT AGREEMENT

3.1.         Amendments to, and Addition of, Certain Definitions in Original Credit Agreement.

(a)           Amendment to Definition of “Lenders” in Original Credit Agreement.  The definition of “Lenders” in the Original Credit Agreement shall be deemed to include the Additional Lenders.

(b)           Amendment to Definition of “Maturity Date” in Original Credit Agreement.  The definition of “Maturity Date” in Section 10.1 of the Original Credit Agreement is hereby amended to be “December 31, 2010”.

(c)           Amendment to Definition of “Warrant” in Original Credit Agreement.  The definition of “Warrant” in Section 10.1 of the Original Credit Agreement is hereby amended and restated in its entirety to read as follows:

““Warrants” means the Initial Warrants, the Additional Warrants and the Agent Warrants.”

(d)           Addition of Certain Definitions to Original Credit Agreement.  The following definitions are hereby added to Section 10.1 of the Original Credit Agreement:

““Additional Closing Date” means the date of Amendment No. 1.”

““Agent Warrants” means warrants issued to the Collateral Agent pursuant to Section 5.2 of Amendment No. 1, in substantially the form of Exhibit 1.9 hereto.”

““Amendment No. 1” means that certain Amendment No. 1 to the Credit Agreement, dated as of May 28, 2009, among the Borrower, the Majority Lenders and the Collateral Agent, as acknowledged and agreed to by the additional lenders listed on the signatures pages thereto.”

3.2.         Amendments to Section 1.1 of Original Credit Agreement.

(a)           Amendments to Section 1.1(a) of, Schedule 1.1(a) to, and Exhibit 1.1(a) to Original Credit Agreement. Section 1.1(a) of the Original Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(a)         Loans to Borrower.  The Lenders agree to lend to the Borrower, on the Closing Date, an aggregate of Three Million Six Hundred Thirty-Seven Thousand Five Hundred Dollars ($3,637,500), each Lender to lend the amount set forth on Schedule 1.1(a) opposite its name with respect to the Closing Date; provided that all conditions precedent set forth in Section 7 are satisfied or waived. The Lenders agree to lend to the Borrower, on the Additional Closing Date, an aggregate of One Million One Hundred Thousand Dollars ($1,100,000), each Lender to lend the amount set forth on Schedule 1.1(a) opposite its name with respect to the Additional Closing Date (such loans made on the Additional Closing Date, together with the loans made on the Closing Date, collectively, the “Loans”, and, each individually, a “Loan”); provided that all conditions precedent set forth in Section 5 of Amendment No. 1 are satisfied or waived. Amounts borrowed under this Section 1.1(a) that are repaid or prepaid may not be reborrowed. The Borrower shall execute and deliver to each Lender a Note in the amount of each of such Lender’s Loans in the form attached to this Agreement as Exhibit 1.1(a) (together with any Notes issued pursuant to Section 1.2(b)), dated as of the Closing Date or the Additional Closing Date, as the case may be.”

Schedule 1.1(a) and Exhibit 1.1(a) referenced in Section 1.1(a) of the Original Credit Agreement and attached to the Original Credit Agreement are hereby replaced by Schedule 1.1(a) and Exhibit 1.1(a), respectively, attached hereto.

(b)           Amendment to Section 1.1(b)(i) of Original Credit Agreement. Section 1.1(b)(i) of the Original Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(i) with respect to the Loans made by Phoenix on the Closing Date and the Loans made on the Additional Closing Date, by wire transfer of immediately available funds to such account or accounts as may be authorized by the Borrower, less the aggregate amount of all fees and expenses due to the Lenders hereunder”.

3.3.         Amendments to Section 1.2 of Original Credit Agreement.

(a)           Amendment to Section 1.2(a) of Original Credit Agreement. Section 1.2(a) of the Original Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(a)   Interest.  (i) Commencing as of the Closing Date, the Loans made on such date shall accrue interest on a monthly basis at a rate equal to eight percent (8%) per annum until the Maturity Date. (ii) Commencing on the Additional Closing Date, the Loans made on such date shall accrue interest on a monthly basis at a rate equal to eight percent (8%) per annum until the Maturity Date.”

(b)           Amendments to Section 1.2(b) of and Exhibits 1.2(b)-1 and 1.2(b)-2 to Original Credit Agreement. Section 1.2(b) of the Original Credit Agreement is hereby amended by the replacement of the reference to “0.14” in such Section with the reference to “0.06”. Such Section is further amended by the amendment and restatement of the last sentence of such Section, such last sentence to read in its entirety as follows:

“Notwithstanding the foregoing, the Borrower shall not have an option to pay interest in kind in the event that (i) an Event of Default has occurred and is continuing, or (ii) the Borrower does not have sufficient authorized, unissued and unreserved Common Stock to fully reserve shares of Common Stock for issuance upon exercise of the Additional Warrants, or is otherwise unable to comply with the terms of the Additional Warrants.”

Exhibit 1.2(b)-1 and Exhibit 1.2(b)-2 referenced in Section 1.2(b) of the Original Credit Agreement and attached to the Original Credit Agreement are hereby replaced by Exhibit 1.2(b)-1 and Exhibit 1.2(b)-2, respectively, attached hereto.

(c)           Amendment to Section 1.2(c) of Original Credit Agreement. Section 1.2(c) of the Original Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(c)  Default Rate of Interest.  Upon the occurrence of an Event of Default and for so long as it continues, all Loans and other Obligations shall bear interest at a rate equal to thirteen percent (13%) per annum.”

3.4          Amendment to Section 1.3 of Original Credit Agreement. Section 1.3 of the Original Credit Agreement is hereby amended and restated in its entirety to read as follows:

“1.3         Use of Proceeds.  The Borrower agrees that (a) the proceeds of the Loans made on the Closing Date shall be used only in accordance with the following: (1) to refinance the loans due and payable on May 15, 2008 to certain of the Lenders as set forth on Schedule 1.3 hereto pursuant to the Debt Refinancing, (2) for working capital and general corporate purposes, in each case in the ordinary course of business, and (3) to pay fees and expenses in connection with the Debt Refinancing, including the fees and expenses hereunder, and (b) the proceeds of the Loans made on the Additional Closing Date shall be used only (1) for working capital and general corporate purposes, in each case in the ordinary course of business, and (2) to pay fees and expenses relating to or in connection with Amendment No. 1. In no event shall the proceeds of the Loans be used to (i) make distributions or (ii) make a contribution to the capital of any Subsidiary of the Borrower.”

3.5.         Amendment to Section 1.4(a) of Original Credit Agreement.   Section 1.4(a) of the Original Credit Agreement is hereby amended by the removal of the word “and” before clause (vi) of such Section and the addition of clause (vii) at the end of clause (vi), such clause (vii) to read as follows:

“(vii) any registration or filing (or the like) with, or report or notice (or the like) to, any Governmental Authority, including, without limitation, the SEC, by any of the Lenders or their Affiliates relating to or in connection with the transactions contemplated by Amendment No. 1 or the Loan Documents”.

3.6.         Amendment to Section 1.5(a) of Original Credit Agreement.   Section 1.5(a) of the Original Credit Agreement is hereby amended by the addition of account information for the Additional Lenders, after the account information for Goodman, as follows:

“If to Kendu Partners Company:

Bank of the West

180 Montgomery St., 3rd Floor

San Francisco, CA 94104

Attn: Daniel Tondeau

ABA # 121-100-782

for account #756-00-7043 for the account of Kendu Partners Company

If to MDNH Partners L.P.:

Bank of the West

180 Montgomery St., 3rd Floor

San Francisco, CA 94104

Attn: Daniel Tondeau

ABA # 121-100-782

for account #756-00-5971 for the account of MDNH Partners L.P.”.

3.7          Amendment to Section 1.6 of Original Credit Agreement.   Section 1.6 of the Original Credit Agreement is hereby amended by the removal of Section 1.6(h) from Section 1.6.

3.8          Amendments to Section 1.9 of and Exhibit 1.9 to Original Credit Agreement. Section 1.9 of the Original Credit Agreement is hereby amended by the replacement of the reference to “0.14” in such Section with the reference to “0.06”. Exhibit 1.9 referenced in such Section and attached to the Original Credit Agreement is hereby replaced by Exhibit 1.9 attached hereto.

3.9          Amendments to Section 2 of Original Credit Agreement.  Section 2 of the Original Credit Agreement is hereby amended by the addition of Section 2.9 , Section 2.10, Section 2.11 and Section 2.12 at the end

of such Section 2, such added Section 2.9, Section 2.10, Section 2.11 and Section 2.12 to read in their entirety as follows:

“2.9   Salary Reduction Plans.  The Borrower shall, commencing with the first pay period subsequent to the Additional Closing Date, implement salary reduction plans for its executive officers and employees as proposed by the Borrower and agreed to by the Borrower and the Collateral Agent, which plans shall result in at least a 13% aggregate reduction in the salaries of the Borrower’s executive officers and employees. Both salary reduction plans shall remain in effect until the Borrower has, for two (2) consecutive fiscal quarters, positive cash flows from operating activities, as determined by the Borrower’s consolidated statements of cash flows filed with the SEC in connection with the Borrower’s quarterly or annual reports, as the case may be. The Borrower may grant, to each of its executive officers or employees subject to the salary reduction plans, options to purchase Common Stock of the Borrower with an aggregate value equivalent to the amount of the salary reduction for such executive officer or employee; provided that such options shall have an exercise price equal to the closing market price of the Common Stock of the Borrower on the date of grant and shall be exercisable for not longer than three (3) years from the date of such grant.”

“2.10   Registration of Common Stock Issued Upon Exercise of Warrants.  The Borrower shall, promptly, but, in any event, not later than thirty (30) days after demand for registration by the holders of the majority of the Registrable Securities (as defined in the Registration Rights Agreement), file a registration statement with the SEC on Form S-1 (or such other form the Borrower is qualified to file) and register such Common Stock in accordance with the terms of Section 2(c) of the Registration Rights Agreement. The Borrower shall use its reasonable best efforts to cause such registration statement to be declared effective under the Securities Act of 1933, as amended, as soon as possible but, in any event, not later than its Effectiveness Date (as defined in the Registration Rights Agreement).”

“2.11   Board Meetings; Observation Rights.  The Borrower shall hold, in person or by telephone conference, regular or special meetings of its Board of Directors at least once per each fiscal quarter. Phoenix shall be permitted to designate two (2) representatives of its choice to attend all such meetings of the Board of Directors or any committees thereof in a nonvoting observer capacity. The Borrower shall give each Phoenix representative notice of such meetings and copies of all minutes, consents and other materials (financial or otherwise) provided in connection therewith, concurrently with those provided at any time to its Board of Directors or any committees thereof, and in the same manner; provided, however, that the Borrower may exclude any Phoenix representatives from access to any material or meeting, or a portion thereof, if the Borrower believes, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege. The Borrower shall promptly reimburse Phoenix’s representatives for all reasonable costs and expenses, including travel expenses, incurred in connection with attendance and observation of such meetings. All such information provided under this Section shall be considered confidential and provided to such Phoenix representatives pursuant to the Bi-Lateral Non-disclosure Agreement, dated as of April 1, 2009, between the Borrower and Phoenix.”

“2.12   Additional Authorized Common Stock.  The Borrower shall, by not later than May 29, 2009, take all necessary steps required in connection with the holding of its annual meeting of shareholders, including (a) the filing with the SEC of the Borrower’s definitive proxy statement with a proposal to increase its authorized Common Stock by a number of shares as shall be sufficient to fully reserve shares of Common Stock for issuance upon exercise of any Warrants (including any Additional Warrants that may be issued in the event of the Borrower’s election to make payments in kind in accordance with the terms of this Agreement), and (b) the mailing of all applicable proxy materials to the Borrower’s shareholders. The Borrower shall, by not later than June 30, 2009, obtain shareholder approval of such increase in its authorized Common Stock, and, within one (1) Business Day of such approval, take all requisite actions (including the filing of an amendment to its certificate of incorporation and/or other organizational documents, if applicable, with the Secretary of State of the State of Delaware) to effect such increase in its authorized Common Stock.”

3.10        Amendment to Section 6.1(c) of Original Credit Agreement.  Section 6.1(c) of the Original Credit Agreement is hereby amended by the addition of the references to “Section 2.9”, “Section 2.10”, “Section 2.11” and “Section 2.12” after the reference to “Section 2.6” and before the reference to “Section 3” in Section 6.1(c) of the Original Credit Agreement.

3.11        Amendment to Section 6.3 of Original Credit Agreement.  Section 6.3 of the Original Credit Agreement is hereby amended and restated in its entirety to read as follows:

“6.3        Rights of Collection. Without limiting the other rights and remedies of the Lenders or the Collateral Agent set forth in Section 6 and notwithstanding anything to the contrary contained in any other Loan Document, upon the occurrence and during the continuation of any Event of Default, unless and until such Event of Default is cured or waived by the Majority Lenders, the Collateral Agent may (i) exercise all of its rights and remedies under this Agreement, the other Loan Documents and Applicable Law and (ii) at any time and from time to time, take all other actions, including, but not limited to, collection, realization and foreclosure on any or all of the Collateral.”

3.12        Amendment to Section 8.8(a) of Original Credit Agreement.  Section 8.8(a) of the Original Credit Agreement is hereby amended by the addition of the following proviso at the end of such Section:

“; provided, however, that Section 2.11 may not be amended, modified or waived without the written concurrence of the Majority Lenders and the prior written consent of Phoenix.”

3.13        Amendments to Section 9.2 of Original Credit Agreement.   Section 9.2 of the Original Credit Agreement is hereby amended by the addition, after the notice information for Goodman, of notice information for the Additional Lenders as follows:

“If to Kendu Partners or MDNH Partners, L.P.:

c/o Engmann Options

220 Bush St., Suite 950

San Francisco, California 94104

Facsimile: (415) 781-4641”.

Section 9.2 of the Original Credit Agreement is further amended by the replacement of the address for copies of notices sent to the Collateral Agent with the following:

“Pillsbury Winthrop Shaw Pittman LLP

1540 Broadway

New York,  New York 10036

Attn: Jonathan J. Russo, Esq.

Facsimile: (212) 858-1500”.

SECTION 4.        REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Lenders and the Collateral Agent that, except as set forth on the Bring-Down Disclosure Schedule attached hereto as Annex A (the “Bring-Down Disclosure Schedule”), all representations and warranties contained in the Original Credit Agreement and in the Pledge and Security Agreement are true and correct in all respects at and as of the date hereof as if made on the date hereof; provided, however, that, for the purpose of the representations and warranties made by the Borrower under this Section 4, the references in the Original Credit Agreement to the schedules in the Disclosure Schedule attached to the Original Credit Agreement shall be deemed to be the references to the schedules in the Bring-Down Disclosure Schedule. The Borrower further represents and warrants to the Lenders and the Collateral Agent that (a) no Default has occurred, or will occur, before and after giving effect to the transactions contemplated by this Amendment Agreement, (b) the Borrower and its Subsidiaries do not have outstanding, as of the date hereof, and will not have after giving effect to the Loans made on the date hereof, any Indebtedness for borrowed money or Contingent Obligations except as set forth in Schedule 4(b) hereto, (c) the Grantors (under and as defined in the Pledge and Security Agreement) did not have on the Closing Date, and do not have on the date hereof, (i) any property in which the grant of the security interest contemplated by Section 2 of the Pledge and Security Agreement is prohibited by any Requirements of Law (as defined in the Pledge and Security Agreement) of a Governmental Authority or requires a consent not obtained of any Governmental Authority pursuant to such Requirement of Law or (ii) any property that is evidenced or constituted by any contract, license, agreement, instrument or other document prohibiting the grant of the security interest contemplated by Section 2 of the Pledge and Security Agreement or providing that such grant constitutes a breach or default under, or results in the termination of or requires any consent not obtained under, such contract, license, agreement, instrument or other document (or, in the case of any Investment Property, Pledged Stock or Pledged Note, any applicable shareholder or similar agreement prohibiting the grant of such security interest or providing that such grant constitutes a breach or default under, or results in the termination of or requires any consent not obtained under, such shareholder or similar agreement), except to the extent that such Requirement of Law or the term in such contract, license, agreement, instrument or other document (or, with respect to any Investment Property, Pledged Stock or Pledged Note, such shareholder or similar agreement) providing for such prohibition, breach, default or termination or requiring such consent is ineffective under Applicable Law, and except as set forth in Schedule 4(c) hereto and (d) the Borrower maintains the same insurance coverage with the same carriers as Borrower had on the Closing Date.  Based solely on the representations made to Phoenix, the Collateral Agent, on behalf of Phoenix, represents to the Borrower that the holders of the Additional Warrants issued on the Additional Closing Date are “accredited investors” as such term is defined in the Securities Act of 1933, as amended.

SECTION 5.        CONDITIONS PRECEDENT TO EFFECTIVENESS OF THIS AMENDMENT AGREEMENT AND MAKING OF LOANS ON DATE OF THIS AMENDMENT AGREEMENT

The effectiveness of this Amendment Agreement and the obligations of the Lenders to make the Loans on the date of this Amendment Agreement are subject to satisfaction, in sole determination by the Collateral Agent, of all of the conditions set forth below.

5.1            Cancellation of Notes and Initial Warrants Issued on Closing Date; Issuance of Replacement Notes and Initial Warrants.   The Notes and the Initial Warrants issued to the Lenders on the Closing Date shall have been cancelled, and Notes in the form of Exhibit 1.1(a) hereto and Initial Warrants in the form of Exhibit 1.9 hereto, in each case with respect to the Loans made on the Closing Date and the date hereof, shall have been issued to the Lenders.

5.2            Issuance of Agent Warrants.  The Agent Warrants for 3,947,917 shares of Common Stock of the Borrower shall have been issued to the Collateral Agent, in substantially the form of Exhibit 1.9 hereto.

5.3            Amendment to Registration Rights Agreement. The Registration Rights Agreement, dated as of June 5, 2008, shall have been amended to provide for registration of the Borrower’s Common Stock issuable upon exercise of the Warrants upon demand for registration by the holders of the majority of such Common Stock, such amendment to be in form and substance satisfactory to the Collateral Agent (the “Registration Rights Agreement Amendment”).

5.4                                      Executed Documents. The replacement Notes and the Initial Warrants issued pursuant to Section 5.1 hereof, the Agent Warrants, this Amendment Agreement, the Registration Rights Agreement Amendment, and all other documents and instruments contemplated hereby and thereby shall have been duly authorized and executed by each of the parties thereto in form and substance satisfactory to the Collateral Agent, and the Borrower shall have delivered sufficient original counterparts thereof to the Collateral Agent.

5.5                                 Lien Priority.  The Security Interests in favor of the Collateral Agent and the Lenders pursuant to the Loan Documents shall be valid and perfected first priority Liens on the Collateral, subject to no Liens other than Permitted Encumbrances.

5.6                              No Litigation.   No action, suit, proceeding, claim or dispute shall have been brought or otherwise have arisen at law, in equity, in arbitration or by or before any Governmental Authority or arbitrator against the Borrower or any of its Subsidiaries or any of their respective assets.

5.7                                 Fees and Expenses.   The Collateral Agent shall have been paid a fee of Twenty-Two Thousand Dollars ($22,000) in connection with this Amendment Agreement, and all fees and expenses payable pursuant to Section 1.4 of the Original Credit Agreement shall have been paid in full.

5.8                                 Closing Certificates; Opinions.

(a)                                       Officer’s Certificate.  The Collateral Agent shall have received a certificate from the chief executive officer or chief financial officer of the Borrower in form and substance reasonably satisfactory to the Collateral Agent, to the effect that, except as set forth in the Bring-Down Disclosure Schedule, all representations and warranties of the Borrower contained in this Amendment Agreement and the Original Credit Agreement are true, correct and complete; that neither the Borrower nor any of its Subsidiaries is in violation of any of the covenants contained in the Original Credit Agreement; that, before and after giving effect to the transactions contemplated by this Amendment Agreement, no Default or Event of Default has occurred and is continuing; that the Borrower has satisfied each of the closing conditions to be satisfied hereby; that the Borrower and its Subsidiaries have filed all required tax returns and owe no delinquent taxes.

(b)                                      Certificate of Secretary of Borrower.  he Collateral Agent shall have received a certificate of the secretary or assistant secretary of the Borrower certifying as to the incumbency and genuineness of the signature of each officer of the Borrower executing any document in connection with the transactions contemplated hereby and certifying that attached thereto is (i) a true and complete copy of the certificate of incorporation of the Borrower, and all amendments thereto including the Certificate of Designations of the Series A Preferred Stock, certified by the appropriate Governmental Authority in its jurisdiction of incorporation; (ii) a true and complete copy of the certificate of incorporation of CIC Acquisition Corp., a Delaware corporation, and all amendments thereto, certified by the appropriate Governmental Authority in its jurisdiction of incorporation, and a true and complete copy of the articles of association of Communication Intelligence Computer Corporation, Ltd., and all amendments thereto, as on file as of the date hereof in the People’s Republic of China and which is in full force and effect on the date hereof; (iii) a true and complete copy of the bylaws of the Borrower as in effect on the date of such certification; (iv) a true and complete copy of resolutions duly adopted by the Board of Directors of the Borrower authorizing the Loans made on the date hereof, the execution, delivery and performance of this Amendment Agreement, the Registration Rights Agreement Amendment, the replacement Notes and Initial Warrants issued pursuant to Section 5.1 hereof, the Agent Warrants, and the other documents relating hereto or thereto; (v) a true and complete copy of each of the Borrower’s insurance policies, as in effect on the date of such certification; and (vi) true, complete and correct copies of certificates of insurance for each of the Borrower’s insurance policies, except for its directors and officers insurance policy, each showing the Collateral Agent as an additional insured and/or loss payee.

(c)                                  Certificates of Good Standing.  The Collateral Agent shall have received certificates as of a recent date of the good standing of the Borrower under the laws of its jurisdiction of incorporation and the State of California.

(d)                                 Opinions of Counsel.  The Collateral Agent shall have received favorable opinions of counsel to the Borrower addressed to the Collateral Agent and the Lenders with respect to the Borrower covering such matters as requested by the Collateral Agent or the Lenders, including, without limitation, this Amendment Agreement, the Registration Rights Agreement Amendment, the replacement Notes and Initial Warrants issued pursuant to Section 5.1 hereof, the Agent Warrants, and the other documents relating hereto or thereto, the Security Interest, due authorization and other corporate matters, local laws and choice of laws issues and which are reasonably satisfactory in form and substance to the Collateral Agent and the Lenders.

5.9                                 Collateral.  The Collateral Agent shall have received the results of Lien searches of all filings made against each of the Borrower and its Subsidiaries under the Uniform Commercial Code (and local tax and judgment filing offices) as in effect in any jurisdiction in which any of its respective assets are located, indicating, among other things, that the assets of the Borrower and its Subsidiaries and the stock of the Borrower and its Subsidiaries are free and clear of any Liens, except for Permitted Encumbrances.

5.10                           Insurance. The Collateral Agent shall have received certificates of insurance in the form required under Section 2.2(b) of the Original Credit Agreement and the Security Documents and otherwise in form and substance reasonably satisfactory to the Collateral Agent.

5.11                           Consents.   The Borrower shall have delivered to the Collateral Agent all necessary approvals, authorizations and consents, if any, of all Persons, Governmental Authorities, and courts having jurisdiction with respect to the execution and delivery of this Amendment Agreement, the Registration Rights Agreement Amendment, the replacement Notes and Initial Warrants issued pursuant to Section 5.1 hereof, the Agent Warrants, and the other documents relating hereto or thereto, the granting of the Security Interest and all such approvals shall be in form and substance satisfactory to the Collateral Agent.

5.12                           No Injunction, Etc.  No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any Governmental Authority or arbitrator challenging or seeking to enjoin, restrain or prohibit, or to obtain substantial damages in respect of, or which is related to or arises out of this Amendment Agreement, the Registration Rights Agreement Amendment, the replacement Notes and Initial Warrants issued pursuant to Section 5.1 hereof, the Agent Warrants, and the other documents relating hereto or thereto, or the consummation of the transactions contemplated hereby or thereby, or which, as determined by the Lenders in their reasonable discretion, would make it inadvisable to consummate such transactions. No order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority or arbitrator preventing such transactions shall be in effect. The making of the Loans on the date hereof and the consummation of such transactions shall not be prohibited by any Applicable Law or other legal requirement and shall not subject any Lender to any penalty or, in its reasonable judgment, any other liability or onerous condition under any Applicable Law.

5.13                           Proceedings and Documents.   All opinions, certificates and other instruments and all proceedings in connection with the transactions contemplated by this Amendment Agreement, the Registration Rights Agreement Amendment, the replacement Notes and Initial Warrants issued pursuant to Section 5.1 hereof, the Agent Warrants, and the other documents relating hereto or thereto shall be reasonably satisfactory in form and substance to the Collateral Agent. The Collateral Agent shall have received copies of all other instruments and other evidence as the Lenders may reasonably request, in form and substance reasonably satisfactory to the Collateral Agent, with respect to the transactions contemplated by this Amendment Agreement, the Registration Rights Agreement Amendment, the replacement Notes and Initial Warrants issued pursuant to Section 5.1 hereof, the Agent Warrants, and the other documents relating hereto or thereto and the taking of all actions in connection herewith or therewith. The Collateral Agent shall have received such other agreements (including, without limitation, deposit account control agreements), instruments, approvals, opinions, certificates and other documents as the Collateral Agent may reasonably request in connection with such transactions and actions, all in form and substance satisfactory to the Collateral Agent, in its sole discretion.

SECTION 6.                            EFFECTIVENESS OF AMENDMENTS

The amendments to the Original Credit Agreement contained in this Amendment Agreement shall become effective on and as of the date of the satisfaction of the conditions precedent set forth in Section 5 hereof. From and after such date, each reference in the Original Credit Agreement (including the schedules and exhibits thereto) to the “Agreement”, or any like expression referring to the Original Credit Agreement, shall be deemed to refer to the Original Credit Agreement as amended by this Amendment Agreement. The Original Credit Agreement, other than as amended hereby, shall remain unchanged and in full force and effect.

SECTION 7.                            MISCELLANEOUS

7.1                                 Severability.   The invalidity, illegality, or unenforceability in any jurisdiction of any provision of this Amendment Agreement shall not affect or impair the remaining provisions in this Amendment Agreement or any such invalid, unenforceable or illegal provision in any jurisdiction in which it is not invalid, unenforceable or illegal.

7.2                                 Headings.   Sections and Section headings in this Amendment Agreement are included herein for convenience of reference only and shall not constitute a part of this Amendment Agreement for any other purposes or be given substantive effect.

7.3                                 Applicable Law.  THIS AMENDMENT AGREEMENT SHALL BE GOVERNED BY AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES THAT REQUIRE OR PERMIT APPLICATION OF THE LAWS OF ANY OTHER STATE OR JURISDICTION (OTHER THAN SECTION 5-1401 AND SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

7.4                                 Consent to Jurisdiction and Service of Process.

(a) THE BORROWER HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL COURT OR STATE COURT IN THE STATE OF NEW YORK, COUNTY OF NEW YORK, HAVING SUBJECT MATTER JURISDICTION OVER ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AMENDMENT AGREEMENT. THE BORROWER HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT, PERSONAL JURISDICTION OF ANY SUCH COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. NOTHING HEREIN SHALL LIMIT THE RIGHT OF THE LENDERS TO BRING PROCEEDINGS AGAINST THE BORROWER IN THE COURTS OF ANY OTHER JURISDICTION.

(b)                                 THE BORROWER HEREBY AGREES THAT SERVICE OF THE SUMMONS AND COMPLAINT AND ALL OTHER PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING MAY BE EFFECTED BY MAILING BY REGISTERED MAIL, RETURN RECEIPT REQUESTED, A COPY OF SUCH PROCESS TO THE BORROWER AT THE ADDRESS TO WHICH NOTICES TO THE BORROWER ARE THEN TO BE SENT PURSUANT TO SECTION 9.2 OF THE ORIGINAL CREDIT AGREEMENT AND THAT PERSONAL SERVICE OF PROCESS SHALL NOT BE

REQUIRED. NOTHING HEREIN SHALL BE CONSTRUED TO PROHIBIT SERVICE OF PROCESS BY ANY OTHER METHOD PERMITTED BY LAW.

7.5                                      Waiver of Jury Trial.  THE LENDERS, THE BORROWER AND THE COLLATERAL AGENT HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AMENDMENT AGREEMENT OR ANY DEALINGS BETWEEN OR AMONG THEM RELATING TO THE SUBJECT MATTER OF THIS AMENDMENT AGREEMENT AND ANY RELATIONSHIP THAT IS BEING ESTABLISHED AMONG ANY OF THEM. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE LENDERS, THE BORROWER AND THE COLLATERAL AGENT ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AMENDMENT AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. THE LENDERS, THE BORROWER AND THE COLLATERAL AGENT FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THE LOAN DOCUMENTS, OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE LOANS. IN THE EVENT OF LITIGATION, THIS AMENDMENT AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.6                                      Counterparts. This Amendment Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one and the same instrument.

SECTION 8.                            ACCESSION OF ADDITIONAL LENDERS TO ORIGINAL CREDIT AGREEMENT AS AMENDED BY THIS AMENDMENT AGREEMENT

By acknowledging and agreeing to this Amendment Agreement, which acknowledgement and agreement shall be evidenced by the signatures of the Additional Lenders below, the Additional Lenders agree to accede to the Original Credit Agreement, as amended by this Amendment Agreement, and to be bound by all terms and conditions set forth in the Original Credit Agreement, as amended by this Amendment Agreement.

[Signatures follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be duly executed by their respective officers as of the day and year first above written.

BORROWER:	COMMUNICATION INTELLIGENCE CORPORATION

	By:	/s/ Francis V. Dane
		Name:	Francis V. Dane
		Title:	Chief Financial Officer

MAJORITY LENDERS:	PHOENIX VENTURE FUND LLC

	By:	SG Phoenix Ventures LLC,
its Managing Member

		By:	/s/ Andrea Goren
		Name:	Andrea Goren
		Title:	Member

/s/ Michael W. Engmann
MICHAEL ENGMANN

COLLATERAL AGENT:	SG PHOENIX LLC

	By:	/s/ Andrea Goren
		Name:	Andrea Goren
		Title:	Member

[Signature Page to Amendment No. 1 to Credit Agreement]

ACKNOWLEDGED AND AGREED TO:

ADDITIONAL LENDERS:	KENDU PARTNERS COMPANY

	By:	/s/ Michael W. Engmann
		Name:	Michael W. Engmann
		Title:	General Partner

MDNH PARTNERS L.P.

	By:	/s/ Michael W. Engmann
		Name:	Michael W. Engmann
		Title:	General Partner

[Signature Page to Amendment No. 1 to Credit Agreement]

Annex A

BRING-DOWN DISCLOSURE SCHEDULE

[To be provided by the Borrower.]

Schedule 1.1(a)

COMMUNICATION INTELLIGENCE CORPORATION

LOANS

I.              Loans made on Closing Date (total: $3,637,500)

Michael Engmann	$450,000, plus $28,125 in interest due as of May 31, 2008
Ronald Goodman	$150,000, plus $9,375 in interest due as of May 31, 2008
Phoenix Venture Fund LLC	$3,000,000

II.            Loans made on Additional Closing Date (total: $1,100,000)

Michael Engmann	$100,000
Phoenix Venture Fund LLC	$850,000
Kendu Partners Company	$100,000
MDNH Partners L.P.	$50,000

Schedule 4(b)

INDEBTEDNESS FOR BORROWED MONEY AND CONTINGENT OBLIGATIONS

	Principal	Interest
Basso Multi-Strategy Holding Fund, Ltd.	$35,000	$1,371
Phoenix Ventures Fund LLC	$3,059,178	$40,110
Michael Engmann	$487,556	$6,392
Ron Goodman	$162,519	$2,131

Schedule 4(c)

DOCUMENTS PROHIBITING GRANT OF SECURITY INTEREST

[To be provided by the Borrower.]

Exhibit 1.1(a)

FORM OF NOTE

Exhibit 1.2(b)-1

FORM OF ADDITIONAL NOTE

Exhibit 1.2(b)-2

FORM OF ADDITIONAL WARRANT

EXECUTION VERSION

Exhibit 1.9

FORM OF WARRANT

EXHIBIT F

Amendment No. 1 to the Registration Rights Agreement

3

AMENDMENT NO. 1 TO THE REGISTRATION RIGHTS AGREEMENT

This AMENDMENT NO. 1 TO THE REGISTRATION RIGHTS AGREEMENT (this “Amendment Agreement”), entered into as of May 28, 2009, to the Registration Rights Agreement dated as of June 5, 2008 (as amended, restated, supplemented or otherwise modified from time to time, including all exhibits and schedules thereto, the “Registration Rights Agreement”), by and among Communication Intelligence Corporation, a Delaware corporation (the “Company”), and the investors signatory thereto (each an “Existing Investor” and collectively, the “Existing Investors”).

R E C I T A L S:

WHEREAS, the Company and the Existing Investors desire to amend the Registration Rights Agreement to, among other things, allow for the addition as parties to the Registration Rights Agreement of the additional investors listed on the signature pages hereto (such additional investors, collectively, the “Additional Investors”, and each such additional investor, individually, an “Additional Investor”; the Additional Investors and the Existing Investors are herein collectively referred to as the “Investors”);

WHEREAS, Section 8(g) of the Registration Rights Agreement provides that amendments to the Registration Rights Agreement may only become effective with the written concurrence of the Company and the Holders of no less than a majority in interest of the then outstanding Registrable Securities;

WHEREAS, Holders of a majority in interest of the outstanding Registrable Securities under the Registration Rights Agreement consent to the amendments contained herein and, upon execution of this Amendment Agreement by the Company and such Holders, the requirements of Section 8(g) of the Registration Rights Agreement will be satisfied; and

WHEREAS, the Additional Investors desire to become parties to the Registration Rights Agreement, as amended by this Amendment Agreement.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties do hereby agree, as follows:

Definitions in this Amendment Agreement.  Except as otherwise defined in this Amendment Agreement (including the preamble and the recitals hereof), capitalized terms are used herein with the meanings ascribed to such terms in the Registration Rights Agreement and/or the Purchase Agreement.

Consent of Required Holders to Amendments to Registration Rights Agreement.  The Holders of a majority in interest of the outstanding Registrable Securities hereby consent to the amendments to the Registration Rights Agreement contained in this Amendment Agreement and acknowledge that, upon execution of this Amendment Agreement by such Holders, the requirements of Section 8(g) of the Registration Rights Agreement will be satisfied.

Amendment to the Preliminary Statement of the Registration Rights Agreement.  The Registration Rights Agreement is hereby amended by deleting the Preliminary Statement in their entirety and inserting in lieu thereof the following:

“This Agreement is made pursuant to the Securities Purchase Agreement, dated as June 5, 2008, among the Company and the investors identified on the signature pages thereto (the “Purchase Agreement”), the Credit Agreement, dated as of June 5, 2008, among the Company and the lenders signatory thereto, as amended by Amendment No. 1, dated as of May 28, 2009 (collectively, as the same may be further amended, modified, supplemented or amended and restated from time to time, the “Credit Agreement”), and other Transaction Documents pursuant to which the Company will effect a Debt Refinancing.”

(1)           Amendment to Definition of “Effectiveness Date” in the Registration Rights Agreement.  The definition of “Effectiveness Date” in Section 1 of  the Registration Rights Agreement is hereby amended and restated in its entirety to read as follows:

““Effectiveness Date” means (a) with respect to the Registration Statement required to be filed under Section 2(a), the earlier of (i) the 150th day following the Closing, and (ii) the fifth Trading Day

4

following the date on which the Company is notified by the Commission that such Registration Statement will not be reviewed or is no longer subject to further review and comments; (b) with respect to a Registration Statement required to be filed under Section 2(b), the earlier of: (i) the 90th day following the applicable Filing Date, and (ii) the fifth Trading Day following the date on which the Company is notified by the Commission that the Registration Statement will not be reviewed or is no longer subject to further review and comments; and (c) with respect to a Registration Statement required to be filed under Section 2(c), the earlier of: (i) the 120th day following the applicable Filing Date, and (ii) the fifth Trading Day following the date on which the Company is notified by the Commission that the Registration Statement will not be reviewed or is no longer subject to further review and comments.”

(2)           Amendment to Definition of “Filing Date” in the Registration Rights Agreement.  The definition of “Filing Date” in Section 1 of  the Registration Rights Agreement is hereby amended and restated in its entirety to read as follows:

““Filing Date” means (a) with respect to the Registration Statement required to be filed under Section 2(a), the earlier of (i) two (2) Business Days following the filing of the Company’s Quarterly Report on Form 10-Q for the three and six months ending June 30, 2008, and (ii) August 18, 2008; (b) with respect to a Registration Statement required to be filed under Section 2(b), the 30th day following the date on which Holders of a majority of the Registrable Securities request that the Company register the resale of Common Stock on Form S-3; and (c) with respect to a Registration Statement required to be filed under Section 2(c), the 30th day following the date on which Holders of a majority of the Registrable Securities request that the Company register the resale of Common Stock on Form S-1; provided, however, that with respect to a Registration Statement required to be filed under Section 2(c), if the request that the Company register the resale of Common Stock on Form S-1 is received at such time when the Company is precluded from filing a Registration Statement with its current audited financial statements or such financial statements would become non-conforming due to their age during the review process of such Registration Statement, then the Company shall not be obligated to file any such Registration Statement until the 15th day following the release of the Company’s audited financial statements for the most recently completed fiscal year.  Notwithstanding anything to the contrary herein, the Company shall not be required to prepare audited financial statements to be filed in connection with such Registration Statement for any period year except for a fiscal year ending December 31.”

(3)           Amendment to Definition of “Investors” in the Registration Rights Agreement.  The definition of “Investors” in the Registration Rights Agreement shall include the Additional Investors.

(4)           Amendment to Definition of “Registration Statement” in the Registration Rights Agreement.  The definition of “Registration Statement” in Section 1 of  the Registration Rights Agreement is hereby amended and restated in its entirety to read as follows:

““Registration Statement” means the registration statement required to be filed in accordance with Section 2(a), Section 2(b), Section 2(c) or Section 8(e), including (in each case) the Prospectus, amendments and supplements to such registration statements or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference therein.”

(5)           Amendment to Definition of “Selling Holder Questionnaire” in the Registration Rights Agreement.  The definition of “Selling Holder Questionnaire” in Section 1 of  the Registration Rights Agreement is hereby amended and restated in its entirety to read as follows:

““Selling Holder Questionnaire” has the meaning set forth in Section 2(d).”

(6)           Amendment to Definition of “Warrant” in the Registration Rights Agreement.  The definition of “Warrant” in Section 1 of  the Registration Rights Agreement is hereby amended and restated in its entirety to read as follows:

5

““Warrants” means the warrants (other than the Additional Warrants) to purchase from the Company shares of Company Common Stock issued pursuant to the Credit Agreement, including, without limitation, the warrants to purchase from the Company shares of Company Common Stock issued pursuant to Amendment No. 1 to the Credit Agreement.”

(7)           Addition of Certain Definition to Registration Rights Agreement.  The following definition is hereby added to Section 1 of the Registration Rights Agreement:

““Amendment No. 1” means that certain Amendment No. 1 to the Registration Rights Agreement, dated as of May 28, 2009, among the Company and the Holders of a majority of the Registrable Securities, as acknowledged and agreed to by the additional investors listed on the signatures pages thereto.”

(8)           Amendment of Section 2(c) and Addition of New Subsection Section 2(d) of the Registration Rights Agreement.  Section 2(c) of the Registration Rights Agreement is hereby amended and restated in its entirety and Section 2(d) is inserted in the Registration Rights Agreement as follows:

“(c)         The Company shall, promptly upon the request of the Holders of a majority of the Registrable Securities, prepare and file with the Commission no later than the Filing Date a Registration Statement covering the resale of all Registrable Securities not already covered by an existing and effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415, on Form S-1 (or on such other form appropriate for such purpose).  Such Registration Statement shall contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Registration Statement) the “Plan of Distribution” attached hereto as Exhibit A.  The Company shall use its reasonable best efforts to cause such Registration Statement to be declared effective under the Securities Act as soon as possible but, in any event, no later than its Effectiveness Date, and shall use its reasonable best efforts to keep the Registration Statement continuously effective under the Securities Act during the entire Effectiveness Period.  By 5:00 p.m. (New York City time) on the Business Day immediately following the Effective Date of such Registration Statement, the Company shall file with the Commission in accordance with Rule 424 under the Securities Act the final Prospectus to be used in connection with sales pursuant to such Registration Statement (whether or not such filing is technically required under such Rule).

(d)           Each Holder agrees to furnish to the Company a completed Questionnaire in the form attached to this Agreement as Exhibit B (a “Selling Holder Questionnaire”).  The Company shall not be required to include in a Registration Statement the Registrable Securities of a Holder who fails to furnish to the Company a fully completed Selling Holder Questionnaire at least two Trading Days prior to the Filing Date (subject to the requirements set forth in Section 4(a)).”

Amendment to Section 3(a) of the Registration Rights Agreement.  Section 3(a) is hereby amended by deleting the terms “Filing Deadline” and “Effectiveness Deadline” in the first sentence of Section 3(a) and inserting the terms “Filing Date” and “Effectiveness Date”, respectively, in lieu thereof.  Section 3(a) is hereby further amended by inserting the following sentences at the end in Section 3(a):

“Notwithstanding anything to the contrary stated herein, the Company shall not be required to pay Registration Delay Payments or otherwise be liable for any amount to Holders if the Commission limits the number of Registrable Securities that may be included on any Registration Statement filed under the terms of this Agreement.  If the Commission limits the Registrable Securities that may be included on any Registration Statement, the Registrable Securities that will be included on such Registration Statement shall be allocated pro rata among all of the holders of Registrable Securities that requested Registrable Securities held by them be included in such registration, based on the amount of such Registrable Securities originally requested to be included by a Holder in comparison to the aggregate amount of such Registrable Securities requested to be included on such Registration Statement by all such Holders.”

Amendment to Section 4(j) of the Registration Rights Agreement.  Section 4(j) is hereby amended and restated in its entirety to read as follows:

6

“In conjunction with the filing of the Registration Statement or sales thereunder, the Company will make any filings as may be required to be made with FINRA via the COBRADesk system.”

(9)           Amendment to Section 8(h) of the Registration Rights Agreement.  Section 8(h) is hereby amended by deleting the addresses for notice “If to a Investor” in its entirety and inserting in lieu thereof the following:

“If to an Investor:	To the address set forth under such Investor’s name on the signature pages hereto and to Amendment No. 1.

With a copy to:	Pillsbury Winthrop Shaw Pittman LLP
1540 Broadway
New York, New York 10036
Facsimile: (212) 858-1500
Attn: Jonathan J. Russo, Esq.”

(10)         Effectiveness of Amendments.  The amendments to the Registration Rights Agreement contained in this Amendment Agreement shall become effective on and as of the date hereof.  From and after such date, each reference in the Registration Rights Agreement (including the schedules and exhibits thereto) to the “Agreement”, or any like expression referring to the Registration Rights Agreement, shall be deemed to refer to the Registration Rights Agreement as amended by this Amendment Agreement.  The Registration Rights Agreement, other than as amended hereby, shall remain unchanged and in full force and effect.

(11)         Applicable Law.  THIS AMENDMENT AGREEMENT SHALL BE GOVERNED BY AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES THAT REQUIRE OR PERMIT APPLICATION OF THE LAWS OF ANY OTHER STATE OR JURISDICTION (OTHER THAN SECTION 5-1401 AND SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

(12)         Counterparts; Effectiveness.  This Amendment Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one and the same instrument.

(13)         Accession of Additional Investors to Registration Rights Agreement as Amended by this Amendment Agreement.  By acknowledging and agreeing to this Amendment Agreement, which acknowledgement and agreement shall be evidenced by the signatures of the Additional Investors below, the Additional Investors agree to accede to the Registration Rights Agreement, as amended by this Amendment Agreement, and to be bound by all of the terms and provisions set forth in the Registration Rights Agreement, as amended by this Amendment Agreement and shall have the rights, and be subject to the obligations, of an Investor.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGES TO FOLLOW]

7

IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be duly executed by their respective officers as of the day and year first above written.

COMPANY:	COMMUNICATION INTELLIGENCE
CORPORATION

	By:	/s/ Francis V. Dane
	Name:	Francis V. Dane
	Title:	Chief Financial Officer

EXISTING INVESTORS:	PHOENIX VENTURE FUND LLC

	By:	SG Phoenix Ventures LLC,
its Managing Member

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Member

/s/ Michael W. Engmann
MICHAEL ENGMANN

ACKNOWLEDGED AND AGREED TO:

ADDITIONAL INVESTOR:	KENDU PARTNERS COMPANY

	By:	/s/ Michael W. Engmann
	Name:	Michael W. Engmann
	Title:	General Partner

ADDRESS FOR NOTICE

c/o:

Street:

City/State/Zip:

Attention:

Tel:

Fax:

Email:

ACKNOWLEDGED AND AGREED TO:

MDNH PARTNERS L.P.

By:	/s/ Michael W. Engmann
Name:	Michael W. Engmann
Title:	General Partner

ADDRESS FOR NOTICE

c/o:

Street:

City/State/Zip:

Attention:

Tel:

Fax:

Email: